[HOME BANCORP LOGO]	EXHIBIT 99.2

HOME BANCORP
132 East Berry Street
Fort Wayne, Indiana 46801
Telephone: (219) 422-3502

Dear Fellow Shareholder:

          On behalf of the Board of Directors of Home Bancorp, we cordially invite you to attend the Special Meeting of Shareholders of Home Bancorp to be held on:
Tuesday, October 10, 2000 10:00 a.m. local time Holiday Inn Downtown 300 East Washington Boulevard Fort Wayne, Indiana

for the purpose of considering and activing upon:
1.

The approval and adoption of a proposed amendment to Article 11 of Home's Articles of Incorporation that would repeal the "10% limitation" that could inhibit Home's ability to enter into the Merger Agreement;

2.

The approval and adoption of the Agreement and Plan of Merger, dated as of June 15, 2000, among Home, Old Kent Financial Corporation, and OK Acquisition Corporation, a wholly owned subsidiary of Old Kent, pursuant to which OK Acquisition Corporation will merge into Home and each share of Home common stock will be converted into 0.6945 of a share of Old Kent common stock (and cash in lieu of fractional shares); and

3.	Such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof.

          The substance of the proposed amendment and the terms of the Merger Agreement, as well as other important information relating to Old Kent, Home, and the combined company, are contained in the attached prospectus and proxy statement. Please give this document your careful attention. The Board of Directors of Home has approved the proposed amendment to Article 11 and the Merger Agreement and unanimously recommends that Home's shareholders vote "FOR" their approval and adoption. Only holder of Home common stock as of the close of business on August 31, 2000 are entitled to vote at the Special Meeting.

          Because of the significance of the proposed merger to Home, your vote at the Special Meeting, either in person or by proxy, is especially important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid envelope. You may revoke your proxy at any time before the Special Meeting, as more fully explained in the attached prospectus and proxy statement. Thank you for your prompt attention to this important matter.

Sincerely,
/s/ Marvin C. Schumm Marvin C. Schumm President and Chief Executive Officer	/s/ Gary L. Hemrick Gary L. Hemrick Secretary

Fort Wayne, Indiana
September 5, 2000